Exhibit 6.1


                         COMPUTATION OF PER SHARE INCOME
           (US dollars in thousands, except share and per share data)

                                                                         December 31,     December 31,     December 31,
                                                                             2004             2003            2002
                                                                         -----------      -----------      -----------
     Basic income per share:

       Net income                                                        $     3,456      $    12,491      $    11,934
                                                                         ===========      ===========      ===========
       Weighted average number of shares                                  18,653,471       18,016,789       17,725,879
                                                                         -----------      -----------      -----------
          Basic income per share                                         $      0.19      $      0.69      $      0.67
                                                                         ===========      ===========      ===========

     Diluted income per share:

       Net income                                                        $     3,456      $    12,491      $    11,934
                                                                         ===========      ===========      ===========
       Weighted average number of shares                                  18,653,471       18,016,789       17,725,879
                                                                         -----------      -----------      -----------
       Assuming conversion of stock options under Stock Option Plan          872,286        1,043,185          609,948
                                                                         -----------      -----------      -----------
       Adjusted weighted average number of shares                         19,525,757       19,059,974       18,335,827
                                                                         -----------      -----------      -----------
          Diluted income per share                                       $      0.18      $      0.66      $      0.65
                                                                         ===========      ===========      ===========